SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)

               Harbor Town Holding Group I, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, No Par Value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                          411561 10 3
-----------------------------------------------------------------
                         (CUSIP Number)

                         David M. Bovi
                  324 Datura Street, Suite 200
                 West Palm Beach, Florida 33401
                         (561) 655-0665
-----------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Reporting
   Person)

                        October 12, 1998
-----------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d1(f) or 240.13d-1(g), check the following
box [   ].
   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
   * The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.     411561 10 3
-----------------------------------------------------------------
1)  Names of Reporting Persons I.R.S.  Identification  Nos. of
Above Persons (entities only):

                David M. Bovi
-----------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)
     (a)
     (b)

-----------------------------------------------------------------
3)  SEC  Use  Only
-----------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     AF
-----------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:           300,000
Shares Bene-
ficially           (8)  Shared Voting Power            -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:      300,000
ing Person
With              (10) Shared Dispositive Power        -0-
-----------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting
Person:  300,000
-----------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):
     0.015%
-----------------------------------------------------------------
14)  Type  of  Reporting  Person  (See  Instructions):   IN
-----------------------------------------------------------------

CUSIP No.     411561 10 3
-----------------------------------------------------------------
1)  Names  of Reporting  Persons Identification  Nos.  of Above
Persons (entities only):

         Wheeler Group II, Inc., a Florida corporation
-----------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See
Instructions)
     (a)
     (b)
-----------------------------------------------------------------
3)  SEC  Use  Only
-----------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     WC/OO
-----------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:             -0-
Shares Bene-
ficially           (8)  Shared Voting Power            -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:        -0-
ing Person
With              (10) Shared Dispositive Power        -0-
-----------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting
Person: -0-
-----------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
-----------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):
     0%
-----------------------------------------------------------------
14)  Type  of  Reporting  Person  (See  Instructions):   CO


PAGE

   This Amendment No. 1 hereby amends and supplements the
Schedule 13D (the "Schedule 13D") filed February 9, 1998 with the
Securities and Exchange Commission (the "SEC") with respect to the common stock, no par value ("Common Stock") of Harbor Town
Holding Group I, Inc.  (the "Issuer").

Item 1. Security and Issuer

   This statement relates to the common stock, no par value ("Common Stock") of Harbor Town Holding Group I, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 2608 Oakwood Dr., Largo, Florida 33771.

Item 2.  Identity and Background

   This statement is jointly filed pursuant to Rule 13d-1(k)1 by David M. Bovi, an individual and Wheeler Group II, Inc.
("Wheeler"), a former Florida corporation which disappeared pursuant to the merger described in Item 3 of this Amended
Schedule 13D.

   Mr. David M. Bovi was a director, president and controlling shareholder of Wheeler, formerly a privately held business consulting and holding corporation which disappeared as a result of merging with Chameleon Holding, Inc. ("Chameleon"). Chameleon was the surviving corporation in the merger transaction. Mr. Bovi is not an officer, director, or affiliate of Chameleon. Mr. Bovi's principal occupation is that of an attorney in the State of Florida. Mr. Bovi's business address is 324 Datura Street, Suite 200 West Palm Beach, Florida 33401.

   Neither David M. Bovi nor Wheeler, during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   Neither David M. Bovi nor Wheeler, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   David M. Bovi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On October 8, 1998, Chameleon entered into an agreement of merger with Wheeler Group II, Inc. ("Wheeler"), a privately held business consulting and holding corporation which held 17,631,250 shares of the Issuer's Common Stock. The effective date of the merger was October 12, 1998, the date of filing of the articles of merger with the State of Florida. Upon consummation of the merger, Wheeler disappeared and Chameleon was the surviving corporation. Chameleon received 17,631,250 shares of Common Stock of the Issuer as a result of the merger. The merger consideration paid by Chameleon consisted of (i) $25,000 cash; and (ii) an $85,000 secured promissory note made to Wheeler's shareholders Escrow Agent. The collateral securing the promissory note was pledged by James Kotsaftis, a third party individual.

Item 4.  Purpose of Transaction

   The purpose of the October 8, 1998 transaction was to grant control of the Issuer to Chameleon. The 17,631,250 shares of Common Stock previously owned by Wheeler is now owned by Chameleon.

Item 5.  Interest in Securities of the Issuer

   As of October 19, 1998, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

   The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

   No transactions in the class of securities reported on were effected by any of the persons named in Item 5(a) during the past
60 days.

   As of October 12, 1998, the Reporting Persons named in Item 2 ceased to be beneficial owners of more than 5% of the Common
Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

    Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A. Promissory Note dated October 8, 1998 in the amount of
   $85,000.
B. Pledge Agreement dated October 8, 1998.
C. Agreement and Plan of Merger.
D. Articles of Merger Filed October 12, 1998.
E. Joint Filing Agreement between Wheeler Group II, Inc. and
   David M. Bovi.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1998

   /s/David M. Bovi
   David M. Bovi, President
   Wheeler Group II, Inc.

   /s/David M. Bovi
   David M. Bovi






C:\DMBPAFiles\Client.files\Chameleon\SEC\13dba.wpd